UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oxford Industries, Inc.

(Exact name of the registrant as specified in its charter)

Georgia    1-4365    58-0831862

(State or other jurisdiction of            (Commission                (IRS Employer
incorporation or organization)            File Number)                Identification No)

999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309

(Address of principal executive offices) (Zip code)

Thomas E. Campbell                    (404) 653-1437

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

Oxford Industries, Inc. (the “Company”) is a global apparel company that designs, sources, markets and distributes products bearing the trademarks of its company-owned lifestyle brands, as well as certain licensed and private label apparel products. During the Company’s 2015 fiscal year, which ended on January 30, 2016, the Company’s owned lifestyle brands included Tommy Bahama® and Lilly Pulitzer®. The Company distributes its company-owned lifestyle branded products through direct to consumer channels, consisting of retail stores and e-commerce sites, and wholesale distribution channels, which include better department stores and specialty stores.

During fiscal 2015, the Company’s business was primarily operated through three operating groups: Tommy Bahama, Lilly Pulitzer, and Lanier Apparel. During fiscal 2015, Tommy Bahama represented 68%, Lilly Pulitzer represented 21%, and Lanier Apparel represented 11% of the Company’s consolidated net sales from continuing operations.

Tommy Bahama. Tommy Bahama designs, sources, markets and distributes men’s and women’s sportswear and related products. The target consumers of Tommy Bahama are primarily affluent men and women age 35 and older who embrace a relaxed and casual approach to daily living. Tommy Bahama products are designed by in-house product specific teams who focus on the target consumer. Tommy Bahama apparel products generally incorporate fabrics made of cotton, silk, linen, nylon, leather, tencel and other natural and man-made fibers, or blends of two or more of these materials.

In addition, Tommy Bahama licenses the trademark Tommy Bahama and related marks to third party licensees who design, source, market and distribute Tommy Bahama branded products within specified geographic regions, subject to the terms of the respective license agreements, which generally provide Tommy Bahama the right to approve all products, advertising and channels of distribution.

Lilly Pulitzer. Lilly Pulitzer designs, sources, markets and distributes upscale collections of women’s and girl’s dresses, sportswear and related products. Lilly Pulitzer was originally created in the late 1950’s and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. Lilly Pulitzer’s products are developed by dedicated in-house design teams. Lilly Pulitzer apparel products are designed to incorporate various fiber types, including cotton, silk, linen and other natural and man-made fibers, or blends of two or more of these materials.

In addition, Lilly Pulitzer licenses its trademark to third party licensees, who design, source, market and distribute Lilly Pulitzer branded products within specified geographic regions, subject to the terms of the respective license agreements, which generally provide Lilly Pulitzer the right to approve all products, advertising and channels of distribution.

Lanier Apparel. Lanier Apparel designs, sources and distributes branded and private label men’s apparel, with a focus on tailored clothing, including tailored clothing, casual pants and sportswear, across a wide range of price points, with the majority of the business at moderate price points. The majority of Lanier Apparel’s branded products are sold under certain trademarks licensed to it by third parties. Licensed brands include Kenneth Cole®, Dockers®, and Geoffrey Beene®. Additionally, Lanier Apparel designs and markets products for its owned Billy London® and Oxford Golf® brands. In addition to the branded businesses, Lanier Apparel designs and sources private label apparel products for certain customers.

Lanier Apparel’s in-house design teams focus on the target consumer for each brand. The various Lanier Apparel products are manufactured from a variety of fibers, including wool, silk, linen, cotton and other natural fibers, as well as synthetics and blends of these materials.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2015 to December 31, 2015 (the “Reporting Period”), including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products that may contain 3TG minerals (collectively, the “Reported Products”), while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in the Democratic Republic of the Congo or an adjoining country, which consists of Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, the “DRC”), the RCOI has not been able to rule out the possibility.

Supply Chain

The Company maintains flexible, diversified, sourcing operations. The Company’s operating groups, either internally or through the use of third party buying agents, source substantially all of their respective products from non-exclusive, third party producers located in foreign countries or from their licensees for licensed products sold in direct to consumer distribution channels. The use of contract manufacturers reduces the amount of capital investment required. Generally, the Company’s operating groups do not have long-term contracts with suppliers and conduct business on an order-by-order basis.

The Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods, which are generally manufactured with the oversight of the Company’s operating groups and to the operating groups’ design and fabric specifications. The Company’s operating groups depend upon the ability of third party producers to secure a sufficient supply of raw materials specified by the respective operating group, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Accordingly, the Company’s operating groups generally do not specify the raw material or product component supplier and rely on their third party suppliers to obtain such materials. In addition to purchasing products from third parties, Lanier Apparel operates the Company’s only owned manufacturing facility, which is located in Merida, Mexico.

As the Company’s sourcing is managed by each of its operating groups independently, with corporate oversight, there is significant diversity in the suppliers used by the Company’s operating groups, with no individual supplier representing greater than 5% of the Company’s total purchases during fiscal 2015.

As part of the Company’s commitment to source products in a lawful and responsible manner, each of the Company’s operating groups has implemented a code of conduct program applicable to vendors that it purchases goods from, which includes provisions related to abiding by applicable laws as well as compliance with other business ethics, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the applicable code of conduct or substantially similar compliance standards. On an ongoing basis, the Company assesses vendors’ compliance with the applicable code of conduct and applicable laws and regulations through audits performed by either in-house employees or designated agents. The Company’s corporate leadership team oversees this assessment of compliance by vendors.

Reasonable Country of Origin Inquiry (RCOI)

The members of the Company’s Conflict Minerals Team, working with the procurement and product departments in their respective operating groups, comprehensively evaluated the Company’s products sourced during the relevant reporting period. Products which were determined to have little to no likelihood of containing 3TG minerals (tin, tantalum, tungsten and gold) were deemed out of scope for further inquiry. In addition, licensed products – i.e., products designed and sourced by a third party pursuant to a trademark license with the Company or one of its subsidiaries – regardless of whether sold in the Company’s direct to consumer channels of distribution and regardless of the degree of involvement by the Company’s product design teams in connection with the design and/or development of those product categories were deemed out of scope. In deciding whether to deem licensed products as out of scope, the Company surveyed its industry and others and determined that this approach was consistent with how many of the Company’s peer companies and others approach the Rule.

All other products designed and sourced by the Company for resale were deemed in-scope for purposes of the Company’s RCOI, and the Company identified the Tier 1 suppliers of all such products (i.e., the finished goods manufacturer from whom the Company purchased such goods). As the Company does not generally have direct relationships with component suppliers, the Company relies on its Tier 1 suppliers to work with their upstream suppliers in order to ascertain the best available information about the origin of 3TG in the Company’s products.

All Tier 1 suppliers deemed in-scope were contacted by the Company and requested to provide information to the Company regarding 3TG and their smelter sources by completing a survey based on the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). To facilitate suppliers’ completion of the survey, the Company contacted suppliers, as needed, to offer assistance in completing the survey, provide further information about the Company’s conflict minerals compliance program and provide information about how the information furnished by the applicable supplier would be used. Supplier responses were evaluated by the Company, with particular focus on any of the following responses: supplier indicated that they do not require their component suppliers to be DRC-conflict free; supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers; supplier indicated they have not identified all of the smelters or refiners (“SORs”) used for the products included in the declaration scope; or supplier indicated they have not provided all applicable SOR information received.

Determination

As of May 16, 2016, the response rate among the Company’s 173 in-scope Tier 1 suppliers was approximately 82%. Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in the DRC, the RCOI has not been able to rule out the possibility. As a result, the Company proceeded to conduct due diligence as described in the Conflict Minerals Report provided as Exhibit 1.01 hereto and is publicly available, along with this Form SD, under the Investor Relations tab of the Company’s website (www.oxfordinc.com) at http://investor.oxfordinc.com/sec.cfm.

Inherent Limitations on Due Diligence Procedures

Since the Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods and generally do not specify the raw material or product component supplier, the Company’s due diligence procedures can provide only reasonable assurance regarding the source and chain of custody of such materials. The Company’s due diligence processes are based on seeking data from the Company’s Tier 1 suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TGs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Any references to the Company’s website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 and available on such website are for convenience only, and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10-K for the year ended January 30, 2016, and other forms filed by the Company with the SEC.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oxford Industries, Inc.

By: /s/ K. Scott Grassmyer	May 31, 2016

Name:	K. Scott Grassmyer (Date)

Title:	Executive Vice President-Finance, Chief Financial Officer
and Controller

Exhibit 1.01

Oxford Industries, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2015

Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products, including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products that may contain 3TG minerals, may have originated in the DRC, the RCOI has not been able to rule out the possibility. The report presented herein has not been subject to an independent private sector audit.

Due Diligence Process for the Reported Products

The Company’s due diligence measures have been designed to conform, in all material respects, with the framework in The OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The Company’s conflict minerals due diligence process includes establishment of governance structures with cross-functional team members from each of the Company’s operating groups and corporate executives; communication to, and engagement of, suppliers; due diligence compliance process and measurement; and record keeping.

Management Systems. Each of the Company’s operating groups has implemented a code of conduct program applicable to vendors that it purchases goods from, which includes provisions related to abiding by applicable laws as well as compliance with other business ethics, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the applicable code of conduct or substantially similar compliance standards.

Internal Teams. At the direction of the Company’s Chairman, Chief Executive Officer and President, the Company’s Vice President of Operations, with assistance from other members of the Company’s corporate team, acted as the executive conflict minerals program manager.

The Company’s Conflict Minerals Team, led by the Company’s Vice President of Operations and comprised of a supply chain operations manager from each of the Company’s operating groups, executed the Company’s conflict minerals due diligence efforts. The supply chain operations managers from each of the Company’s operating groups were responsible for, among other things, working with the procurement and product departments in their respective groups to identify components within the Company’s products that may contain 3TG minerals.

Risk Assessment. The Company does not have a direct relationship with any 3TG smelters and refiners and, therefore, must rely on its direct suppliers to work with their upstream suppliers in order to provide the best available information about the origin of 3TG in the components incorporated into the Company’s products. The Company’s RCOI utilized a risk-based approach and the Company believes that requesting all of its in-scope Tier 1 suppliers to provide this information represents the reasonable best efforts at present to determine the mines or locations of origin of 3TG in the Company’s supply chain.

Records Retention. As part of the Company’s due diligence compliance process, the Company retains relevant documentation in an electronic database.

Third Party Audits. The Company does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities that may be within its supply chain. The Company does, however, rely on industry efforts to influence smelters and refineries to get audited and certified through the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program.

Information Concerning Processing Facilities and Country of Origin for the Reported Products

As stated above, the Company determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it did not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products, including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products, may have originated in the DRC, the RCOI was not able to rule out the possibility. The Company exercised due diligence on the source and chain of custody of the conflict minerals believed to be contained in the Reported Products, as required by Rule 13-p1. Based on the Company’s due diligence, the Company suspects the following non-exhaustive list of smelters as furnishing necessary conflict minerals believed to be contained in the Reported Products:

Smelter Name	Certified Conflict-Free Status
Tin
CNMC (Guangxi) PGMA Co. Ltd.	N/A
Gold
Heraeus Ltd. Hong Kong	LBMA

Based on the information provided to the Company as part of its due diligence process, the countries of origin for the necessary conflict minerals incorporated by the above identified smelters are believed to include China, South Africa, Singapore, Australia, Mozambique, Japan, Taiwan, Thailand, France, Laos, Malaysia, Canada, Germany, Peru, Switzerland and the Philippines.